PNC FUNDS, INC. - FORM N-8F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PNC Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-05782

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒         Initial Application                ☐        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Two Hopkins Plaza, Baltimore, Maryland 21201

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: S. Elliott Cohan, Esq., Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of Americas, New York, NY 10016, (212)715-9512

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

Registrant:	PNC Funds, Inc.
c/o PNC Global Investment
Servicing (U.S.)
P.O. Box 9770
Providence, RI 02860

Distributor:	PNC Fund Distributor, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

Transfer Agent and Dividend Disbursing Agent:	PNC Global Investment
Servicing (U.S.)
P.O. Box 9770
Providence, RI 02860

Administrator:	PNC Capital Advisors, LLC
Two Hopkins Plaza
Baltimore, MD 21201

Adviser:	PNC Capital Advisors, LLC
Two Hopkins Plaza
Baltimore, MD 21201

Custodian:	Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, OH 45263

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒        Open-end                ☐        Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

PNC Capital Advisors, LLC

Two Hopkins Plaza

Baltimore, MD 21201

PNC Capital Advisors, Inc. (formerly, Mercantile Capital Advisors, Inc.)

Two Hopkins Plaza

Baltimore, MD 21201

Delaware Management Company

One Commerce Square

Philadelphia, Pennsylvania 19103

(terminated September 29, 2009)

Morgan Stanley Investment Management Limited

25 Cabot Square

Canary Wharf, London E14 4QA England

Artio Global Management LLC (formerly, Julius Baer Investment Management LLC)

330 Madison Avenue

New York, New York 10017

(terminated September 29, 2009)

Boyd Watterson Asset Management, LLC

1801 East Ninth Street, Suite 1400

Cleveland, Ohio 44114

(terminated December 31, 2008)

GE Asset Management Inc.

3001 Summer Street

Stamford, Connecticut 06904

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(a)	PNC Fund Distributor, LLC (formerly, Mercantile Investment Services, Inc.), Three Canal Plaza, Suite 100, Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐        Yes                ☒        No

If Yes, for each UIT state: N/A

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒        Yes                ☐        No

If Yes, state the date on which the board vote took place: August 12, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒        Yes                ☐        No

If Yes, state the date on which the shareholder vote took place:

December 15, 2009 and January 6, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐	Yes ☒ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐        Yes                ☐        No

(c)	Were the distributions made pro rata based on share ownership?

☐        Yes                ☐        No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐        Yes                ☐        No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐        Yes                ☐        No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐        Yes                ☐        No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐        Yes                ☐        No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐        Yes                ☒        No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐        Yes                ☐        No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐        Yes                ☒        No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $935,719.25

(ii)	Accounting expenses: $30,000.00

(iii)	Other expenses (list and identify separately):

Regulatory Filings (N-14, shell funds): $30,323.99

Proxy Filing, Printing, Mailing, Solicitation & Tabulation: $139,496.52

Fund Trustee Tail Insurance: $268,986.00

Board related: $68,892.92

(iv)	Total expenses (sum of lines (i)-(iii) above): $1,473,418.68

(b)	How were those expenses allocated? Not applicable

(c)	Who paid those expenses?

The PNC Financial Services Group, Inc. bore all of the expenses incurred in connection with the Merger.

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐        Yes                ☒        No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐        Yes                ☒        No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐        Yes                ☒        No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: PNC Funds (formerly known as Allegiant Funds)

The names of the surviving portfolios are as follows:

PNC Funds, Inc. Acquired Fund and Class	PNC Funds (formerly, Allegiant Funds) Acquiring Fund and Class

PNC Prime Money Market Fund A Shares C Shares Institutional Shares	PNC Money Market Fund A Shares A Shares I Shares

PNC Government Money Market Fund A Shares C Shares Institutional Shares	PNC Government Money Market Fund A Shares A Shares I Shares

PNC Tax-Exempt Money Market Fund A Shares C Shares Institutional Shares	PNC Tax Exempt Money Market Fund A Shares A Shares I Shares

PNC Limited Maturity Bond Fund A Shares C Shares Institutional Shares	PNC Limited Maturity Bond Fund A Shares C Shares I Shares

PNC Total Return Bond Fund A Shares C Shares Institutional Shares	PNC Total Return Advantage Fund A Shares C Shares I Shares

PNC National Tax-Exempt Bond Fund A Shares C Shares Institutional Shares	PNC Intermediate Tax Exempt Bond Fund A Shares C Shares I Shares

PNC Capital Opportunities Fund A Shares C Shares Institutional Shares	PNC Small Cap Core Fund A Shares C Shares I Shares

PNC International Equity Fund A Shares C Shares Institutional Shares	PNC International Equity Fund A Shares C Shares I Shares

PNC Tax-Exempt Limited Maturity Bond Fund A Shares C Shares Institutional Shares	PNC Tax Exempt Limited Maturity Bond Fund A Shares C Shares I Shares

PNC Maryland Tax-Exempt Bond Fund A Shares C Shares Institutional Shares	PNC Maryland Tax Exempt Bond Fund A Shares C Shares I Shares

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- 04416 (PNC Funds, formerly known as Allegiant Funds).

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

PNC Funds, formerly known as Allegiant Funds, File No. 333-161671, Form N-14/A (filed October 14, 2009).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this amendment to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PNC Funds, Inc., (ii) he is the President of PNC Funds, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

February 11, 2010	/s/ KEVIN A. MCCREADIE
Kevin A. McCreadie
President